SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE NINE HUNDRED AND SIXTY-EIGHTH MEETING OF THE BOARD OF DIRECTORS

On June 7, 2022, at 2:30 p.m., the undersigned members of the Company’s Board of Directors listed below met over video conferencing at the call of the Chair of the Board of Directors, Mario Engler Pinto Junior, on an extraordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, No. 300, Pinheiros, in the City and State of São Paulo.

At the start of the meeting, the Chair informed that the Controlling Shareholder sent an Official Letter for the (i) appointment of Mr. Antonio Carlos Teixeira for the position of Regional Systems Officer of Sabesp, replacing Mrs. Monica Ferreira do Amaral Porto, and (ii) formalization of the removal from office, according to article 143, caput, of Law 6,404/76, of the Corporate Management Officer, whereby the functions of this officer shall be cumulatively performed by the Chief Financial Officer and Investor Relations Officer. Subsequently, the Chair invited Mr. Antonio Carlos Teixeira to participate in the meeting, who introduced himself to the Board members and described his professional experience, according to article 30 of the Internal Charter of the Board of Directors. The Chair, on behalf of the collective body, thanked Mrs. Monica Ferreira do Amaral Porto and Mr. Adriano Candido Stringhini for their dedication and professionalism while in office.

Subsequently, the Chair moved on to the only item on the agenda, “Replacement of Executive Officers” (time: 30’). The matter was instructed based on Official Letter ATG/Official Letter 194/22-SG (SEGOV-EXP- 2022-03839) and Official Letter 076/2022, both dated June 3, 2022, and the Minutes of the 27th Meeting of the Eligibility and Advisory Committee, dated June 6, 2022, which confirmed that the nomination process complies with Federal Law 13,303/2016, Federal Law 6,404/1976, State Decree 62,349/2016, the Company's Bylaws, the Company's Nomination Policy, CODEC Resolution 03/2018, CODEC Opinions 043/2022, dated June 3, 2022, and 044/2022, dated June 6, 2022, the registration form, and the CV of the appointee, all of which are filed in the electronic folder of the meeting.

After analyzing the matter, the Board of Directors unanimously approved:

(i)	under item II of article 142 of Federal Law 6,404/76, the election of Mr. ANTONIO CARLOS TEIXEIRA (1st term of office), Brazilian, married, mechanical engineer, identification document (RG) number 15.432.216-7 SSP/SP, Individual Taxpayer’s ID (CPF) number 057.349.578-52, domiciled at Rua Costa Carvalho nº 300, Pinheiros, São Paulo/SP, CEP: 05429-000, including for the purposes of paragraph 2 of article 149 of Law 6,404/76 for the position of Regional Systems Officer of Sabesp, replacing Mrs. Monica Ferreira do Amaral Porto, for the remaining term of office (2021 to 2023), which ends in June 2023, as established in the Company’s Bylaws.

(ii)	According to the main section of article 143 of Federal Law 6,404/76, the removal of Mr. ADRIANO CANDIDO STRINGHINI from the Corporate Management Office, whereby the functions of this office shall be cumulated by the Chief Financial Officer and Investor Relations Officer, OSVALDO GARCIA.

The investiture of the Executive Officer elected herein shall comply with the requirements, impediments, and procedures provided for in current regulations, which shall be verified by the Company upon investiture. For his compensation, the company must strictly comply with CODEC guidelines, as established by the Annual Shareholders’ Meeting. Regarding the declaration of properties, the applicable state regulations must be observed.

It is worth mentioning that Executive Officers who cumulate the duties of another Executive Officer shall only be entitled to a single compensation.

Mario Engler Pinto Junior, Chair of the Board of Directors, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, and signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors, and by the attending Board members. MARIO ENGLER PINTO JUNIOR, BENEDITO PINTO FERREIRA BRAGA JUNIOR, CLAUDIA POLTO DA CUNHA, EDUARDO DE FREITAS TEIXEIRA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA, LEONARDO AUGUSTO DE ANDRADE BARBOSA, LUIS EDUARDO ALVES DE ASSIS, MARCELO MUNHOZ AURICCHIO, RONALDO COPPA, and WILSON NEWTON DE MELLO NETO

This is a free English translation of the minutes drawn up in the Book of Minutes of the Board of Directors. São Paulo, June 8, 2022.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 14, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.